UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 4, 2004
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

The following documents are being submitted herewith:

•	Press Release dated November 4, 2004.

•	Interim Report to Shareholders for the nine months ended September 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: November 4, 2004	By:	/s/ “Blaine G. Melnyk”
Blaine G. Melnyk
Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge third quarter earnings increase to $179.7 million

CALGARY, Alberta, November 4, 2004 — Enbridge Inc. today announced earnings applicable to common shareholders of $179.7 million for the three months ended September 30, 2004, or $1.07 per share compared with $90.7 million, or $0.54 per share, in 2003. The significant increase in earnings is primarily the result of the $97.8 million gain that was recognized on the sale of Enbridge’s investment in AltaGas Income Trust.

Earnings for the nine months ended September 30, 2004 are $540.5 million, or $3.23 per share compared with $639.9 million, or $3.87 per share, in 2003. Both periods include significant one-time gains, however the prior period gain was larger. Additionally, there was a $45.4 million charge to earnings in 2004 related to provincial tax rate changes. These two factors are the primary reasons for the variance from the prior year. Positive operating factors increasing earnings in 2004 include a higher contribution from the Enbridge crude oil pipeline system, the gas distribution utility and the Aux Sable liquids extraction plant.

Patrick D. Daniel, President & Chief Executive Officer said, “Adjusted operating earnings for the nine months ended September 30, 2004 are higher by some $22 million or 5% from the prior year and clearly leave us in a position to meet our expectations for the full year. The strong demand for energy infrastructure and the excellent geographic positioning of our assets should provide many attractive growth opportunities. These opportunities, together with our strong operating results, demonstrate our continued commitment to build shareholder value.”

On November 4, 2004, the Enbridge Board of Directors declared quarterly dividends of $0.4575 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on December 1, 2004 to shareholders of record on November 15, 2004.

Consolidated Earnings

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Liquids Pipelines	61.6	58.6	167.9	160.5
Gas Pipelines	12.3	11.0	39.2	52.6
Sponsored Investments	19.5	13.5	49.5	205.5
Gas Distribution and Services	86.1	8.7	296.5	217.8
International	16.1	17.9	53.6	52.1
Corporate	(15.9)	(19.0)	(66.2)	(48.6)

	179.7	90.7	540.5	639.9

1

Significant non-operating factors and variances affecting consolidated earnings are as follows:

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Sponsored Investments
Gain on sale of assets to Enbridge Income Fund	—	—	—	169.1
Dilution gains on the issue of EEP units	6.7	—	7.6	9.2

	6.7	—	7.6	178.3
Gas Distribution and Services
Gain on sale of investment in AltaGas Income Trust	97.8	—	97.8	—
Colder than normal weather	3.7	2.5	22.3	44.2
Regulatory disallowances	—	—	(4.6)	(7.1)
Dilution gain in Noverco (Gaz Metro unit issuance)	—	—	1.1	—
Dilution gain — AltaGas Income Trust	—	—	8.0	—
Revalue future income taxes due to tax rate changes	—	—	(45.4)	(6.1)

	101.5	2.5	79.2	31.0
Corporate
Revalue future income taxes due to tax rate changes	—	—	—	(1.0)

Total significant non-operating factors and variances increasing earnings	108.2	2.5	86.8	208.3

Significant operating factors affecting earnings in 2004 include the following:

•	Enbridge crude oil pipeline system earnings are higher in 2004 as they include incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003.

•	Enbridge Gas Distribution (EGD) results include the positive impact of the 2004 rate increase and positive variances from the forecast cost of service, partially offset by an accrual to share excess earnings consistent with the 2004 rate filing. The decrease in earnings in the third quarter includes the $25.6 million remaining reversal of unbilled revenue, recorded in the first quarter of 2004.

•	The Aux Sable liquids extraction plant continues to show an improvement over the prior year including a strong third quarter with positive fractionation margins.

•	Contributing to lower earnings in 2004 is the absence of earnings from Alliance Pipeline (Canada) and Enbridge Saskatchewan, partially offset with earnings from Enbridge Income Fund (EIF), formed with the acquisition of these assets on June 30, 2003.

•	Corporate costs were higher in 2004 due to increased business development activity, stock-based compensation expense, and a higher effective tax rate.

Non-GAAP Measures

This news release contains a reference to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors, as detailed in the above table. This is not a measure that has a standardized meaning prescribed by Canadian general accepted principles (GAAP) and is not considered a GAAP measure. Therefore, this measure may not be comparable to a similar measure presented by other issuers. Management believes that the presentation of adjusted operating earnings provides more useful information to investors and shareholders as it provides increased predictive value and allows them to more accurately identify the trend in earnings.

2

Liquids Pipelines

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Enbridge System	47.9	43.2	130.6	113.5
Athabasca System	11.6	12.1	32.6	35.2
NW System	1.8	2.1	5.7	6.2
Saskatchewan System	—	—	—	3.1
Feeder Pipelines and Other	0.3	1.2	(1.0)	2.5

	61.6	58.6	167.9	160.5

•	Enbridge System earnings are higher as they include incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003, and the third quarter increase reflects timing of operating and maintenance expenses, as well as the increase in Enbridge’s share of the Terrace surcharge.

•	The Athabasca System includes the earnings contribution from the Hardisty storage caverns completed in the fourth quarter of 2003. This is more than offset by higher tax expense as the prior year included the utilization of loss carryforwards.

•	The Saskatchewan System is included in the results of EIF, a component of the Sponsored Investments segment, effective June 30, 2003.

•	The earnings variance in Feeder Pipelines and Other is the result of higher costs than provided for in 2003 associated with the settlement of Federal Energy Regulatory Commission reparations on the Frontier Pipeline, recorded in the first quarter of 2004, as well as higher Liquids Pipelines’ business development costs primarily in the third quarter of 2004.

Gas Pipelines

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Alliance Pipeline (US)	8.8	9.3	27.5	27.0
Alliance Pipeline (Canada)	—	—	—	19.6
Vector Pipeline	3.5	1.7	11.7	6.0

	12.3	11.0	39.2	52.6

•	Alliance Pipeline (US) earnings reflect the additional ownership interests of 1.1% in March 2003, 10.7% in April 2003 and 1.1% in October 2003, partially offset by the impact of the stronger Canadian dollar in 2004. The third quarter variance is primarily the result of the foreign currency fluctuations.

•	Alliance Pipeline (Canada) is included in the results of EIF, a component of the Sponsored Investments segment, effective June 30, 2003.

•	Vector Pipeline earnings reflect increased firm transportation commitments and corresponding higher rates as a result of increased demand for service on the pipeline due to new interconnect facilities and customer storage developments, as well as lower interest costs. This is further enhanced by an additional ownership interest of 15% acquired in the fourth quarter of 2003. U.S. earnings from Vector have also been negatively impacted by the stronger Canadian dollar.

3

Sponsored Investments

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Enbridge Energy Partners L.P. (EEP)	5.9	6.0	20.0	19.7
Enbridge Income Fund (EIF)	6.9	7.5	21.9	7.5
Gain on sale of assets to Enbridge Income Fund	—	—	—	169.1
Dilution Gains	6.7	—	7.6	9.2

	19.5	13.5	49.5	205.5

•	EEP results reflect higher operating earnings partially offset by both the stronger Canadian dollar and the lower ownership interest in 2004. The third quarter of 2004 also includes the negative affect of a Federal Energy Regulatory Commission decision requiring a refund to shippers on one of EEP’s regulated natural gas pipelines. The higher operating earnings are from increased volumes on the main crude oil liquids pipeline system, as well as increased throughput and higher processing margins on various natural gas assets. EEP realized incremental earnings from the acquisition of the North Texas assets, for US$250.0 million, which closed on December 31, 2003, and the Mid-Continent assets, for US$117.0 million, which closed on March 1, 2004.

•	EIF commenced operations on June 30, 2003 with the acquisition of a 50% interest in Alliance Pipeline (Canada) and the Saskatchewan System. Enbridge previously owned these assets directly and their results, prior to the disposition, were separately included in the Gas Pipelines and Liquids Pipelines segments, respectively. The Company recognized a $169.1 million gain on the sale of assets to EIF.

•	In each year, EEP issued additional common units and, as Enbridge did not participate in these offerings, dilution gains resulted.

Gas Distribution and Services

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Enbridge Gas Distribution	(22.7)	2.8	121.2	171.5
CustomerWorks/ECS	3.4	4.5	12.6	13.3
Noverco	(0.1)	0.6	28.5	22.6
Other Gas Distribution Operations	1.1	0.3	8.0	7.6
Enbridge Gas New Brunswick	1.1	1.3	2.8	3.4
Gas Services	0.8	(0.6)	(0.2)	(1.2)
Aux Sable	3.9	(1.6)	3.4	(8.2)
AltaGas Income Trust (AltaGas)	0.8	2.4	21.1	8.6
Gain on sale of investment in AltaGas Income Trust units	97.8	—	97.8	—
Other	—	(1.0)	1.3	0.2

	86.1	8.7	296.5	217.8

•	Various factors, including the weather, affected EGD’s distribution volumes and earnings in 2004. While the weather was colder than normal in 2004 and increased earnings by $22.3 million, it was not as cold as the prior year when weather increased earnings by $44.2 million. The weather variance in the third quarter was not significant.

•	The Ontario tax rate increase and the related revalue of future income taxes result in a first quarter 2004 charge to earnings of $47.6 million for EGD, whereas the second quarter of 2003 included a charge to earnings of $3.8 million also related to tax rate changes. EGD’s earnings include a $4.6

4

million outsourcing disallowance in 2004, whereas the prior year included a $7.1 million gas costs disallowance related to a long-term transportation contract, both in the first quarter.

•	Commencing in 2004, EGD refined its process for estimating unbilled revenue. This has no earnings effect for the nine months ended September 30, 2004 as it only reflects a timing difference of reported earnings among quarters. The third quarter of 2004 includes the remaining reversal of the unbilled revenue of $25.6 million, which is the primary reason for the lower earnings. If EGD had employed the new estimation procedures in 2003, third quarter 2003 earnings would have decreased by $22.5 million.

•	EGD’s earnings were positively impacted by the 2004 rate increase, the addition of new customers as well as other positive variances from the forecast cost of service, partially offset by an accrual to share excess earnings, consistent with the 2004 rate filing.

•	The Noverco earnings include a $1.1 million dilution gain in the first quarter of 2004 resulting from a Gaz Metro Limited Partnership unit issuance that Noverco did not participate in. The Alberta tax rate reduction in the first quarter of 2004 also increased earnings by $1.6 million, whereas the prior year reflected a tax rate increase resulting in a $2.3 million charge to earnings in the second quarter.

•	The higher earnings from Aux Sable include a strong contribution in the third quarter of 2004 as a result of positive fractionation margins and is a significant improvement over the prior year. Enbridge’s ownership interest in Aux Sable was also higher in 2004, as an additional 11.8% was acquired in April 2003 resulting in the current ownership of 42.7%. As the acquisition of the additional interest was at a discount to the book value, depreciation expense is lower on that additional interest.

•	The earnings contribution from AltaGas reflects a number of factors including an $8.0 million after-tax dilution gain recognized in the second quarter of 2004 when AltaGas issued additional trust units and Enbridge did not participate. The revalue of the future income tax liability related to this investment, primarily as a result of the first quarter Alberta tax rate reductions, also increased earnings. During the third quarter of 2004 Enbridge sold its interest in AltaGas. In early August, Enbridge reduced its ownership interest to approximately 10% and cost accounted for this investment thereafter until the ownership position was reduced to nil in September.

International

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
OCENSA/CITCol	7.9	8.1	23.8	24.0
CLH	10.9	11.4	35.4	32.5
Other	(2.7)	(1.6)	(5.6)	(4.4)

	16.1	17.9	53.6	52.1

•	Operating results from CLH continue to reflect increased volumes due to greater demand for refined products throughout Spain, lower operating costs and the translation impact of the stronger Euro.

•	Other costs include higher business development costs primarily in the third quarter of 2004.

5

Corporate

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Corporate	(15.9)	(19.0)	(66.2)	(48.6)

•	Corporate costs total $66.2 million for nine months ended September 30, 2004 and $15.9 million for the three months ended September 30, 2004. Compared to the same periods in 2003, corporate costs are $17.6 million higher for the nine months ended September 30, 2004 and $3.1 million lower for the three months ended September 30, 2004. The 2004 costs include an expense for stock-based compensation, higher business development activity, and a higher effective tax rate. The variance in the third quarter reflects the timing of corporate activities. In 2003, Corporate costs were offset by interest income on a loan to EEP, primarily in the first six months of the year.

Enbridge will hold a conference call at 2:30 p.m. Mountain time (4:30 p.m. Eastern time) today to discuss the third quarter results. The call can be accessed at 1-800-387-6216 and will be audio webcast live at www.enbridge.com/investor. A replay will be available shortly thereafter at 1-800-408-3053 using the access code 3106904#.

The unaudited interim consolidated financial statements and MD&A are available on our website.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:

Media	Investment Community
Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com

6

ENBRIDGE INC.
HIGHLIGHTS1

(unaudited; millions of Canadian dollars	Three months ended		Nine months ended
except per share amounts)	September 30,		September 30,
	2004	2003	2004	2003
FINANCIAL
Earnings Applicable to Common Shareholders
Liquids Pipelines	61.6	58.6	167.9	160.5
Gas Pipelines	12.3	11.0	39.2	52.6
Sponsored Investments	19.5	13.5	49.5	205.5
Gas Distribution and Services	86.1	8.7	296.5	217.8
International	16.1	17.9	53.6	52.1
Corporate	(15.9)	(19.0)	(66.2)	(48.6)

	179.7	90.7	540.5	639.9

Cash Provided By Operating Activities
Earnings plus charges not affecting cash	195.4	209.1	817.2	832.2
Changes in operating assets and liabilities	229.8	(60.6)	513.9	(235.3)

	425.2	148.5	1,331.1	596.9

Common Share Dividends	79.0	71.2	236.6	212.6

Earnings per Common Share	1.07	0.54	3.23	3.87

Diluted Earnings per Common Share	1.06	0.53	3.21	3.84

Dividends per Common Share	0.4575	0.4150	1.3725	1.2450

Weighted Average Common Shares Outstanding (millions)			167.1	165.2

Diluted Weighted Average Common Shares Outstanding (millions)			168.6	166.8

OPERATING
Liquids Pipelines[2]
Deliveries (thousands of barrels per day)	2,110	1,997	2,125	1,967
Barrel miles (billions)	189	177	565	519
Average haul (miles)	975	966	971	966
Gas Distribution and Services[3]
Volumes (billion cubic feet)	76	93	398	412
Number of active customers (thousands)	1,737	1,675	1,737	1,675
Degree day deficiency[4]
Actual	723	801	3,733	4,007
Forecast based on normal weather	714	714	3,521	3,521

1.	Highlights of Gas Distribution and Services reflect the results of Enbridge Gas Distribution and other gas distribution operations on a one quarter lag basis for the three and nine months ended June 30, 2004 and 2003.

2.	Liquids Pipelines operating highlights include the statistics of the 11.6% owned Lakehead System and other wholly-owned liquid pipeline operations.

3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

7

ENBRIDGE INC. CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited; millions of Canadian dollars;	Three months ended September 30,		Nine months ended September 30,
except per share amounts)	2004	2003	2004	2003
Revenues
Gas sales	868.9	682.0	3,161.8	2,628.7
Transportation	396.6	329.9	1,258.0	1,209.2
Energy services	17.9	56.2	160.7	163.1

	1,283.4	1,068.1	4,580.5	4,001.0

Expenses
Gas costs	781.9	597.1	2,730.5	2,300.7
Operating and administrative	217.6	180.9	657.4	577.1
Depreciation	115.1	107.4	340.6	334.0

	1,114.6	885.4	3,728.5	3,211.8

Operating Income	168.8	182.7	852.0	789.2
Investment and Other Income	51.7	49.0	223.1	154.5
Gain on Sale of Investment in AltaGas Income Trust Units	121.5	—	121.5	—
Gain on Sale of Assets to Enbridge Income Fund	—	—	—	239.9
Interest Expense	(109.4)	(108.5)	(335.8)	(337.1)

	232.6	123.2	860.8	846.5
Income Taxes	(44.1)	(24.1)	(294.2)	(181.4)

Earnings	188.5	99.1	566.6	665.1
Preferred Security Distributions	(7.0)	(6.7)	(20.9)	(20.1)
Preferred Share Dividends	(1.8)	(1.7)	(5.2)	(5.1)

Earnings Applicable to Common Shareholders	179.7	90.7	540.5	639.9

Earnings Per Common Share	1.07	0.54	3.23	3.87

Diluted Earnings Per Common Share	1.06	0.53	3.21	3.84

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Nine months ended
	September 30,
(unaudited; millions of Canadian dollars)	2004	2003
Retained Earnings at Beginning of Period	1,511.4	1,128.1
Earnings Applicable to Common Shareholders	540.5	639.9
Common Share Dividends	(236.6)	(212.6)

Retained Earnings at End of Period	1,815.3	1,555.4

8

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
	September 30,		September 30,
(unaudited; millions of Canadian dollars)	2004	2003	2004	2003
Cash Provided by Operating Activities
Earnings	188.5	99.1	566.6	665.1
Charges/(credits) not affecting cash
Depreciation	115.1	107.4	340.6	334.0
Equity earnings less than/(in excess of) cash distributions	1.5	(9.6)	(53.6)	(42.6)
Gain on assets sold to Enbridge Income Fund	—	—	—	(239.9)
Gain on reduction of ownership interest	(17.3)	—	(29.6)	(19.2)
Gain on sale of investment in AltaGas Income Trust units	(121.5)	—	(121.5)	—
Future income taxes	(7.3)	4.6	74.7	128.1
Other	36.4	7.6	40.0	6.7
Changes in operating assets and liabilities	229.8	(60.6)	513.9	(235.3)

	425.2	148.5	1,331.1	596.9

Investing Activities
Acquisitions	—	(78.3)	(17.4)	(78.3)
Long-term investments	(0.7)	(2.1)	(16.9)	(47.8)
Sale of assets to Enbridge Income Fund	—	—	—	331.2
Additions to property, plant and equipment	(97.4)	(96.3)	(251.6)	(271.9)
Proceeds on redemption of ECT preferred units	—	24.9	—	24.9
Sale of investment in AltaGas Income Trust units	251.4	—	251.4	—
Changes in construction payable	0.9	1.0	(2.2)	(4.3)
Affiliate loan	—	(3.7)	—	430.8

	154.2	(154.5)	(36.7)	384.6

Financing Activities
Net change in short-term borrowings and short-term debt	(434.4)	28.4	(1,017.1)	(437.9)
Long-term debt issues	—	—	300.0	150.0
Long-term debt repayments	—	(100.0)	(250.0)	(325.0)
Non-recourse long-term debt issued by joint ventures	—	—	—	525.6
Non-recourse long-term debt repaid by joint ventures	—	(9.8)	(29.5)	(663.8)
Non-controlling interests	1.6	(1.3)	(0.3)	(3.2)
Common shares issued	7.4	25.5	31.7	54.5
Preferred security distributions	(7.0)	(6.7)	(20.9)	(20.1)
Preferred share dividends	(1.8)	(1.7)	(5.2)	(5.1)
Common share dividends	(79.0)	(71.2)	(236.6)	(212.6)

	(513.2)	(136.8)	(1,227.9)	(937.6)

Increase/(Decrease) in Cash	66.2	(142.8)	66.5	43.9
Cash at Beginning of Period	104.4	227.4	104.1	40.7

Cash at End of Period	170.6	84.6	170.6	84.6

9

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
(unaudited; millions of Canadian dollars)	2004	2003
Assets
Current Assets
Cash	170.6	104.1
Accounts receivable and other	994.7	1,138.8
Gas in storage	450.3	809.8

	1,615.6	2,052.7
Property, Plant and Equipment, net	8,435.8	8,530.9
Long-Term Investments	2,234.3	2,390.9
Receivable from Affiliate	176.7	169.8
Deferred Amounts	553.5	486.5
Future Income Taxes	102.6	192.5

	13,118.5	13,823.3

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	5.1	649.6
Accounts payable and other	921.7	894.1
Interest payable	72.8	97.0
Current maturities and short-term debt	599.7	674.9
Current portion of non-recourse long-term debt	29.6	34.2

	1,628.9	2,349.8
Long-Term Debt	4,940.2	5,243.1
Non-Recourse Long-Term Debt	711.5	752.4
Future Income Taxes	820.4	829.0
Non-Controlling Interests	530.6	523.0

	8,631.6	9,697.3

Shareholders’ Equity
Share capital
Preferred securities	531.4	532.4
Preferred shares	125.0	125.0
Common shares	2,269.7	2,238.0
Contributed surplus	4.5	1.9
Retained earnings	1,815.3	1,511.4
Foreign currency translation adjustment	(123.3)	(147.0)
Reciprocal shareholding	(135.7)	(135.7)

	4,486.9	4,126.0

	13,118.5	13,823.3

10

SEGMENTED INFORMATION

Three months ended September 30, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	221.6	66.7	—	988.0	7.1	—	1,283.4
Gas costs	—	—	—	(781.9)	—	—	(781.9)
Operating and administrative	(70.7)	(13.5)	—	(114.6)	(9.8)	(9.0)	(217.6)
Depreciation	(36.0)	(16.5)	—	(61.3)	(0.4)	(0.9)	(115.1)

Operating income/(loss)	114.9	36.7	—	30.2	(3.1)	(9.9)	168.8
Investment and other income	0.7	0.1	36.0	(1.9)	19.6	(2.8)	51.7
Gain on sale of investment	—	—	—	121.5	—	—	121.5
Interest and preferred equity charges	(25.9)	(16.4)	—	(40.6)	—	(35.3)	(118.2)
Income taxes	(28.1)	(8.1)	(16.5)	(23.1)	(0.4)	32.1	(44.1)

Earnings/(loss) applicable to common shareholders	61.6	12.3	19.5	86.1	16.1	(15.9)	179.7

Three months ended September 30, 2003

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	203.6	49.6	—	807.9	7.0	—	1,068.1
Gas costs	—	—	—	(597.1)	—	—	(597.1)
Operating and administrative	(66.1)	(9.4)	—	(94.1)	(9.2)	(2.1)	(180.9)
Depreciation	(35.0)	(11.5)	—	(59.6)	(0.5)	(0.8)	(107.4)

Operating income/(loss)	102.5	28.7	—	57.1	(2.7)	(2.9)	182.7
Investment and other income	(0.1)	2.7	21.9	0.5	20.6	3.4	49.0
Interest and preferred equity charges	(25.6)	(13.2)	—	(39.2)	(0.1)	(38.8)	(116.9)
Income taxes	(18.2)	(7.2)	(8.4)	(9.7)	0.1	19.3	(24.1)

Earnings/(loss) applicable to common shareholders	58.6	11.0	13.5	8.7	17.9	(19.0)	90.7

Nine months ended September 30, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	646.5	206.4	—	3,704.4	23.2	—	4,580.5
Gas costs	—	—	—	(2,730.5)	—	—	(2,730.5)
Operating and administrative	(219.9)	(41.9)	—	(347.4)	(28.5)	(19.7)	(657.4)
Depreciation	(107.7)	(50.4)	—	(178.8)	(1.3)	(2.4)	(340.6)

Operating income/(loss)	318.9	114.1	—	447.7	(6.6)	(22.1)	852.0
Investment and other income	1.7	0.5	86.8	57.4	61.9	14.8	223.1
Gain on sale of investment	—	—	—	121.5	—	—	121.5
Interest and preferred equity charges	(76.3)	(50.4)	—	(127.3)	(0.1)	(107.8)	(361.9)
Income taxes	(76.4)	(25.0)	(37.3)	(202.8)	(1.6)	48.9	(294.2)

Earnings/(loss) applicable to common shareholders	167.9	39.2	49.5	296.5	53.6	(66.2)	540.5

11

Nine months ended September 30, 2003

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	610.0	146.2	—	3,230.5	14.3	—	4,001.0
Gas costs	—	—	—	(2,300.7)	—	—	(2,300.7)
Operating and administrative	(210.5)	(26.7)	—	(309.6)	(17.8)	(12.5)	(577.1)
Depreciation	(111.6)	(39.7)	—	(178.7)	(1.6)	(2.4)	(334.0)

Operating income/(loss)	287.9	79.8	—	441.5	(5.1)	(14.9)	789.2
Investment and other income	1.5	33.7	65.1	35.4	56.3	(37.5)	154.5
Gain on sale of assets	—	—	239.9	—	—	—	239.9
Interest and preferred equity charges	(77.0)	(40.6)	—	(121.1)	(0.5)	(123.1)	(362.3)
Income taxes	(51.9)	(20.3)	(99.5)	(138.0)	1.4	126.9	(181.4)

Earnings/(loss) applicable to common shareholders	160.5	52.6	205.5	217.8	52.1	(48.6)	639.9

12

Enbridge Inc.
Management’s Discussion & Analysis
For the Three and Nine Months Ended September 30, 2004
Dated November 4, 2004

This Management’s Discussion and Analysis should be read in conjunction with the unaudited interim consolidated financial statements of Enbridge Inc. as at and for the three and nine months ended September 30, 2004 and the audited consolidated financial statements and Management’s Discussion and Analysis contained in Enbridge Inc.’s annual report for the year ended December 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Consolidated Earnings

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Liquids Pipelines	61.6	58.6	167.9	160.5
Gas Pipelines	12.3	11.0	39.2	52.6
Sponsored Investments	19.5	13.5	49.5	205.5
Gas Distribution and Services	86.1	8.7	296.5	217.8
International	16.1	17.9	53.6	52.1
Corporate	(15.9)	(19.0)	(66.2)	(48.6)

	179.7	90.7	540.5	639.9

Earnings applicable to common shareholders are $540.5 million for the nine months ended September 30, 2004, or $3.23 per share, compared with $639.9 million, or $3.87 per share, for the nine-month period ended September 30, 2003.

Earnings for the three months ended September 30, 2004 are $179.7 million, or $1.07 per share compared with $90.7 million, or $0.54 per share, for the three months ended September 30, 2003.

Certain information provided in this Management’s Discussion and Analysis (MD&A) constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions, which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Significant non-operating factors and variances affecting consolidated earnings are as follows:

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Sponsored Investments
Gain on sale of assets to Enbridge Income Fund	—	—	—	169.1
Dilution gains on the issue of EEP units	6.7	—	7.6	9.2

	6.7	—	7.6	178.3
Gas Distribution and Services
Gain on sale of investment in AltaGas Income Trust	97.8	—	97.8	—
Colder than normal weather	3.7	2.5	22.3	44.2
Regulatory disallowances	—	—	(4.6)	(7.1)
Dilution gain in Noverco (Gaz Metro unit issuance)	—	—	1.1	—
Dilution gain — AltaGas Income Trust	—	—	8.0	—
Revalue future income taxes due to tax rate changes	—	—	(45.4)	(6.1)

	101.5	2.5	79.2	31.0
Corporate
Revalue future income taxes due to tax rate changes	—	—	—	(1.0)

Total significant non-operating factors and variances increasing earnings	108.2	2.5	86.8	208.3

Operating factors affecting the results for the nine months ended September 30, 2004 include higher earnings from the Enbridge crude oil pipeline system reflecting incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003. Further enhancing earnings is Enbridge Gas Distribution, which includes the impact of the 2004 rate increase and positive variances from the forecast cost of service, partially offset by an accrual to share excess earnings consistent with the 2004 rate filing. As well, the Aux Sable liquids extraction plant experienced positive fractionation margins in 2004. These positive operating factors are partially offset by higher corporate expenses and the difference between the absence of earnings from Alliance Pipeline (Canada) and Enbridge Saskatchewan, which were sold to Enbridge Income Fund (EIF) in 2003, and the earnings contribution from Enbridge’s ownership in EIF.

Operating factors affecting the results for the three months ended September 30, 2004 include the strong results of Aux Sable, more than offset by a lower contribution from EGD. EGD results include the remaining reversal of unbilled revenue that was recorded as an increase to earnings in the first quarter of 2004; this is a $25.6 million reduction to earnings in the third quarter of 2004.

RECENT DEVELOPMENTS

Sale of AltaGas Trust Units

On August 10, 2004, Enbridge completed the sale of 11,650,000 trust units of AltaGas Income Trust (AltaGas) at a price of $18.76 per unit (net of a $0.99 per unit underwriting fee). Also in connection with this sale, the underwriters were granted an over-allotment option to purchase an additional 1,747,500 trust units at $18.76 per unit (net of a $0.99 per unit underwriting fee). This option was exercised and closed on August 17, 2004. As a result of this sale, the Company’s ownership interest in AltaGas was reduced from 36.0% to approximately 9% and the Company’s basis of accounting for the investment in AltaGas changed from equity to cost accounting. On September 29, 2004, Enbridge announced the sale of its remaining interest in AltaGas, totaling 4,800,000 trust units, at a price of $19.85 per unit. Net of underwriting fees, cash proceeds from these dispositions totaled $346.7 million, resulting in a gain of $97.8 million after tax. The final cash payment of $95.3 million on account of these dispositions was received on October 4, 2004. At December 31, 2003, the book value of the Company’s investment in AltaGas was $210.7 million. Income booked in the nine months ended September 30, 2004 relating to AltaGas was $21.1 million (2003 — $8.6 million), including a dilution gain of $8.0 million realized in the second quarter of 2004.

2005 Enbridge Gas Distribution (EGD) Rate Case Decision

On November 1, 2004, Enbridge received the final decision from the Ontario Energy Board regarding EGD’s fiscal 2005 rate case. The decision focused on approval of the remaining issues, not previously addressed in the partial decision issued on August 31, 2004. The key components of the decision included approval for the recovery of a $23.9 million regulatory receivable relating to the former water heater rental program. The recovery will occur over a three year period starting January 1 ,2005. The decision also included approval for the change in EGD’s year-end reporting to a calendar year basis.

Spearhead Pipeline Project

The Open Season on the Spearhead Pipeline is progressing and is expected to result in the execution of firm contracts upon conclusion in early November. The Spearhead Pipeline Project is intended to provide Canadian crude producers with access to the refineries which are tied to the Cushing Hub in the U.S. The project involves reversal of 650 miles of existing pipeline previously in service from Cushing to Chicago. The reversal of the pipeline is expected to occur in 2005 with an expected in service date in early 2006. This project represents an estimated total investment of $260 million of which approximately $80 million has already been incurred.

Oil Sands Projects

It is expected that production from the oil sands will increase substantially in the future and Enbridge is well positioned to offer pipeline transportation and additional infrastructure to support this growth. Enbridge has entered into an interim agreement with Nexen Inc. and OPTI Canada Inc. (the Long Lake Shippers) to provide pipeline transportation services for the Long Lake oil sands project. The initial contract volume is for up to 60,000 barrels per day of crude oil for a 50-month term for shipment on Enbridge’s Athabasca System. This contract will require capacity expansion on the Athabasca System in addition to a new crude oil lateral, one or more diluent laterals, as well as blending and storage facilities, all with a planned availability for service in late 2006. While the Athabasca System has low cost expansion potential to a capacity ultimately of 570,000 barrels per day, there is insufficient expansion capacity to accommodate all of the planned oil sands developments and so a completely new pipeline may be required by about 2008. Enbridge’s Waupisoo Pipeline concept would address this need and would also provide producers with access to Edmonton for a portion of their output. The interim agreement with the Long Lake Shippers also provides them with flexibility to ship oil to Edmonton on the planned Waupisoo Pipeline.

LNG Facility

Enbridge, in collaboration with Gaz Metro and Gaz de France, previously announced their intention to build and operate a liquefied natural gas (LNG) terminal in the Levis-Beaumont area near Quebec City. Project “Rabaska” would cost approximately $700 million and is forecast to be put into service in 2008/09. It was also stated that the specific site is still to be determined through consultation with local communities and other stakeholders. The Levis municipal council is at this time not in support of the proposed location as evidenced by a majority vote against the proposal. The partners are currently reviewing their options in response to this decision. The terminal would supply regasified LNG primarily to Quebec and Ontario markets and will provide diversity of natural gas sources, as well as meet the growing demand for natural gas.

Class Action Lawsuit — late payment penalties

On April 22, 2004, the Supreme Court of Canada released its decision in a case commenced against Enbridge Gas Distribution (EGD) by a customer with respect to late payment penalties. The Supreme Court of Canada determined that EGD would be required to repay a portion of amounts paid to it as late payment penalties from April 1994. The total amount of late payment penalties billed between April 1994 and February 2002 (when EGD’s late payment penalty was revised), was approximately $74 million of which a portion may be eligible for repayment. The amount payable is not determinable at this time. The Supreme Court has directed that a lower court determine the amount payable. A case conference was held before a judge of the Ontario Supreme Court in mid August 2004 to discuss the remaining outstanding issues following the Supreme Court’s decision, including the timing of a motion seeking certification of the action as a class proceeding. It is likely that the action will be certified as a class proceeding during the fall of 2004. Further court proceedings to determine the amount payable and other related issues are likely to be held in 2005.

Late payment penalty revenues are included in EGD’s estimate of revenues for the year and therefore offset rates charged to customers. Revenues from late payment penalties accrue to the benefit of all customers, thereby reducing the cost of providing distribution services. The Ontario Energy Board (OEB) approved these estimates and the resulting rates each year. EGD intends to apply to the OEB for recovery of any amount payable that results from this action.

Bloor Street Incident

EGD has been charged under both the Ontario Technical Standards and Safety Act (the TSSA) and the Ontario Occupational Health and Safety Act (the OHSA) in connection with an explosion that occurred on Bloor Street West in Toronto on April 23, 2003. The maximum possible fine upon conviction on all charges would be approximately $5.0 million in the aggregate. EGD has also been named as a defendant in a number of civil actions related to the explosion. A Coroner’s Inquest in connection with the explosion is also possible. The courts have not yet dealt with any of the charges laid under the TSSA or the OHSA, and thus it is not possible at this time to predict or comment upon the potential outcome. EGD does not expect the civil actions to result in any material financial impact.

FINANCIAL RESULTS

Liquids Pipelines
Earnings

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Enbridge System	47.9	43.2	130.6	113.5
Athabasca System	11.6	12.1	32.6	35.2
NW System	1.8	2.1	5.7	6.2
Saskatchewan System	—	—	—	3.1
Feeder Pipelines and Other	0.3	1.2	(1.0)	2.5

	61.6	58.6	167.9	160.5

Earnings are $167.9 million for the nine months ended September 30, 2004, an increase of $7.4 million over the same period in 2003.

The Enbridge System includes incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003.

The Athabasca System results include earnings from the Hardisty storage caverns completed in the fourth quarter of 2003. However, this contribution is more than offset by higher tax expense as the prior year included the utilization of loss carryforwards.

The Saskatchewan System was sold to EIF effective June 30, 2003 and is subsequently reflected in the results of EIF, a component of the Sponsored Investments segment.

Feeder Pipelines and Other have been negatively affected by higher costs than provided for in 2003 associated with the settlement of Federal Energy Regulatory Commission reparations on the Frontier Pipeline, as well as higher Liquids Pipelines’ business development costs.

For the three months ended September 30, 2004, earnings are $61.6 million compared with $58.6 million for the same period in 2003. Higher earnings from the Enbridge System reflect the timing of operating and maintenance expenses, as well as the increase in Enbridge’s share of the Terrace surcharge. This is partially offset by higher business development costs included in Feeder Pipelines and Other.

Gas Pipelines
Earnings

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Alliance Pipeline (US)	8.8	9.3	27.5	27.0
Alliance Pipeline (Canada)	—	—	—	19.6
Vector Pipeline	3.5	1.7	11.7	6.0

	12.3	11.0	39.2	52.6

Earnings are $39.2 million for the nine months ended September 30, 2004, compared with $52.6 million for the nine months ended September 30, 2003. The key sources of the earnings variance are the higher earnings from Vector and the absence of earnings from Alliance Pipeline (Canada).

Alliance Pipeline (US) earnings are higher for the nine month period ended September 30, 2004 due to the additional ownership interests of 1.1% acquired in March 2003, 10.7% acquired in April 2003, and 1.1% acquired in October 2003. The stronger Canadian dollar in 2004 continues to have a negative impact on the earnings contribution of Alliance Pipeline (US).

Alliance Pipeline (Canada) was sold to EIF effective June 30, 2003 and is subsequently reflected in the results of EIF, a component of the Sponsored Investments segment.

Vector Pipeline earnings reflect increased firm transportation commitments and corresponding higher rates as a result of increased demand for service on the pipeline due to new interconnect facilities and customer storage developments, as well as lower interest costs. This is further enhanced by an additional ownership interest of 15% acquired in the fourth quarter of 2003. U.S. earnings from Vector have also been negatively impacted by the stronger Canadian dollar.

Earnings are $12.3 million for the third quarter of 2004, compared with $11.0 million for the same period of 2003. The three-month results reflect similar factors as the nine-month results.

Sponsored Investments
Earnings

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Enbridge Energy Partners L.P. (EEP)	5.9	6.0	20.0	19.7
Enbridge Income Fund (EIF)	6.9	7.5	21.9	7.5
Gain on sale of assets to Enbridge Income Fund	—	—	—	169.1
Dilution Gains	6.7	—	7.6	9.2

	19.5	13.5	49.5	205.5

Earnings for the nine months ended September 30, 2004 are $49.5 million compared with $205.5 million in the same period of 2003. The formation of EIF and the gain from the sale of assets to EIF are the primary reasons for the $156.0 million earnings variance.

EIF commenced operations on June 30, 2003 with the acquisition of a 50% interest in Alliance Pipeline (Canada) and the Saskatchewan System. Enbridge previously owned these assets directly and their results, prior to the disposition, were separately included in the Gas Pipelines and Liquids Pipelines segments, respectively. The Company recognized a $169.1 million gain on the sale of assets to EIF on June 30, 2003.

While EEP’s earnings contribution for the nine months ended September 30, 2004 is consistent with the prior year, there are various offsetting factors. Higher operating earnings are partially offset by the stronger Canadian dollar and the lower ownership interest, in 2004. Earnings from EEP also include the negative effect of a Federal Energy Regulatory Commission decision received in October 2004, and recorded in the third quarter, requiring a refund to shippers on one of EEP’s regulated natural gas pipelines. The refund relates to tolls charged between December 1997 and November 2002, prior to Enbridge ownership.

The key drivers of higher EEP earnings include increased volumes on the main crude oil liquids pipeline system, as well as increased throughput and higher processing margins on various natural gas assets. EEP is also realizing incremental earnings from the acquisition of the North Texas assets, for US$250.0 million, which closed on December 31, 2003, and the Mid-Continent assets, for US$117.0 million, which closed on March 1, 2004.

In each year, EEP issued additional common units and as Enbridge did not participate in these offerings, dilution gains were recognized. The size and price of the offering impacts the magnitude of the dilution gain.

For the three months ended September 30, 2004, earnings are $19.5 million compared with $13.5 million for the same period in 2003. The dilution gain in the third quarter of 2004 is the primary reason for the $6.0 million variance.

Gas Distribution and Services
Earnings

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Enbridge Gas Distribution	(22.7)	2.8	121.2	171.5
CustomerWorks/ECS	3.4	4.5	12.6	13.3
Noverco	(0.1)	0.6	28.5	22.6
Other Gas Distribution Operations	1.1	0.3	8.0	7.6
Enbridge Gas New Brunswick	1.1	1.3	2.8	3.4
Gas Services	0.8	(0.6)	(0.2)	(1.2)
Aux Sable	3.9	(1.6)	3.4	(8.2)
AltaGas Income Trust (AltaGas)	0.8	2.4	21.1	8.6
Gain on sale of investment in AltaGas Income Trust units	97.8	—	97.8	—
Other	—	(1.0)	1.3	0.2

	86.1	8.7	296.5	217.8

Earnings are $296.5 million for the nine months ended September 30, 2004 compared with $217.8 million for the nine months ended September 30, 2003. The $97.8 million gain on the sale of AltaGas and an AltaGas dilution gain of $8.0 million contributed to the earnings increase in this segment. The lower earnings from EGD in 2004 are partially offset by the higher contribution from Noverco and improved performance at Aux Sable.

The results of EGD are $50.3 million lower for the nine months ended September 30, 2004. Weather has a direct effect on distribution volumes and is a key earnings factor at EGD. The colder than normal weather increased earnings by $22.3 million in 2004, whereas in 2003, the colder weather increased earnings by $44.2 million.

Other factors affecting EGD’s earnings include a $4.6 million outsourcing disallowance in 2004, whereas the prior year included a $7.1 million gas costs disallowance related to a long-term transportation contract. As well, the increase in the Ontario tax rate and the corresponding revaluation of future income taxes resulted in a charge to earnings of $47.6 million for EGD in 2004 in comparison to a $3.8 million charge to earnings in 2003 relating to federal taxes.

EGD’s earnings were positively impacted by the 2004 rate increase, the addition of new customers, as well as other positive variances from the forecast cost of service, partially offset by an accrual to share excess earnings consistent with the 2004 rate filing.

The Noverco earnings include a $1.1 million dilution gain in 2004 resulting from a Gaz Metro Limited Partnership unit issuance that Noverco did not participate in. The Alberta tax rate reduction in the first quarter of 2004 also increased earnings by $1.6 million, whereas the prior year reflected a tax rate increase resulting in a $2.3 million charge to earnings.

The higher earnings from Aux Sable include a strong contribution in the third quarter of 2004 as a result of positive fractionation margins and is a significant improvement over the prior year. Enbridge’s ownership interest in Aux Sable was also higher in 2004 as an additional 11.8% was acquired in April 2003 resulting in the current ownership of 42.7%. As the acquisition of the additional interest was at a discount to the book value, depreciation expense is lower on the additional interest.

The earnings contribution from AltaGas reflects a number of factors including an $8.0 million after-tax dilution gain recognized in the second quarter of 2004 when AltaGas issued additional trust units and

Enbridge did not participate. The revalue of the future income tax liability related to this investment, primarily as a result of the first quarter Alberta tax rate reductions, also increased earnings. During the third quarter of 2004, Enbridge sold its interest in AltaGas. In early August, Enbridge reduced its ownership interest to less than 10% and cost accounted for this investment thereafter until the ownership position was reduced to nil in September.

Earnings for the three months ended September 30, 2004 are $86.1 million, an increase of $77.4 million from the $8.7 million of earnings for the three months ended September 30, 2003. The $97.8 million gain recognized on the sale of AltaGas units during the third quarter is the most significant variance. The results from Aux Sable are also higher in the third quarter of 2004 and reflect the positive fractionation margins realized.

EGD earnings for the three months ended September 30, 2004 include the remaining reversal of the unbilled revenue of $25.6 million and explains the variance from the prior year.

Unbilled revenue is the difference between amounts charged to customers based on billed gas consumption and the actual volumes delivered in the reporting period. EGD has refined its process and now estimates unbilled revenue on a quarterly basis using a current estimate of actual volumes delivered. In the past, the unbilled revenue accrual was based on amounts approved by the OEB for year-end. The impact is a timing difference of reported earnings among quarters with the remaining reversal in the third quarter of 2004.

Summary of Unbilled Effect

(millions of Canadian dollars)	YTD 2004	Q3 2004	Q2 2004	Q1 2004
Effect on Net Income	—	(25.6)	(9.4)	35.0
Weather on Unbilled	—	(1.4)	(3.8)	5.2

If EGD had employed the new estimation procedures at the beginning of 2003, third quarter 2003 earnings would have decreased by $22.5 million.

International
Earnings

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
OCENSA/CITCol	7.9	8.1	23.8	24.0
CLH	10.9	11.4	35.4	32.5
Other	(2.7)	(1.6)	(5.6)	(4.4)

	16.1	17.9	53.6	52.1

Earnings for the nine months ended September 30, 2004 are $53.6 million, an increase of $1.5 million from the same period in 2003. Improved operating results from CLH are partially offset by higher business development costs, which are included as a component of other.

For the three months ended September 30, 2004, earnings are $16.1 million compared with $17.9 million for the comparable period in 2003. Higher business development costs are the primary reason for the lower earnings.

Corporate
Loss

	Three months ended		Nine months ended
(millions of Canadian dollars)	September 30,		September 30,
	2004	2003	2004	2003
Corporate	(15.9)	(19.0)	(66.2)	(48.6)

Corporate costs total $66.2 million for nine months ended September 30, 2004 and $15.9 million for the three months ended September 30, 2004. Compared to the same periods in 2003, corporate costs are $17.6 million higher for the nine months ended September 30, 2004 and $3.1 million lower for the three months ended September 30, 2004. The 2004 costs include an expense for stock-based compensation, higher business development activity, and a higher effective tax rate. The variance in the third quarter reflects the timing of corporate activities. In 2003, Corporate costs were offset by interest income on a loan to EEP, primarily in the first six months of the year.

LIQUIDITY AND CAPITAL RESOURCES

The Company expects to generate sufficient cash from operations to fund budgeted investing activity and common share dividends throughout the remainder of 2004. Additional liquidity, if necessary, is available under committed credit facilities or through access to the capital markets.

Cash from operations for the nine months ended September 30, 2004 was $1,331.1 million and reflects an increase of $734.2 million from the same period in 2003. This increase is the result of changes in operating assets and liabilities in both periods, primarily within EGD. This was caused by a sizable reduction in the value of gas in inventory balances due to lower gas volumes and unit costs. In addition, a smaller increase in accounts receivable resulted from lower billing volumes within EGD due to the warmer weather year over year.

The decrease in earnings is primarily the result of non-cash items in the prior year. This includes a non-cash pre-tax gain of $239.9 million on the sale of assets to EIF that occurred in June 2003 and a decrease in future tax expense, whereas the current year includes a non-cash pre-tax gain of $121.5 million.

Investing activities during the nine months ended September 30, 2004 is a $36.7 million use of cash and a $154.2 million source of cash for the three months ended September 30, 2004. The main component of investing activity in 2004 is property, plant, and equipment expenditures primarily to support the growth in the customer base at EGD and is comparable to the prior year. Offsetting capital expenditure activity is cash received on the sale of assets in both 2004 and 2003. This includes the cash proceeds of $251.4 million received on the sale of AltaGas units in the third quarter of 2004. The prior year included the $331.2 million of cash proceeds from the sale of assets to EIF and the proceeds received from the repayment of affiliate loans by EEP.

Financing activities during the nine months ended September 30, 2004 resulted in a $1,227.9 million use of cash in comparison to $937.6 million for the same period in 2003. Financing activity in 2004 reflects the payment of dividends and the 10.2% dividend rate increase in 2004, as well as the repayment of debt. In 2004, higher cash from operations and the proceeds from the AltaGas sale were used primarily to repay short-term borrowings. Repayment of debt in 2003 was financed with the cash proceeds from the sale of EIF and the repayment of the affiliate loan.

For the three months ended September 30, 2004, financing activities resulted in a $513.2 million use of cash, an increase of $376.4 million from the same period in 2003. Debt repayments were higher in the third quarter of 2004 consistent with the cash proceeds from the sale of AltaGas, the higher cash from operations and the timing of debt available for repayment.

The net redemption of debt by joint ventures in the prior year explains the remaining variance in financing activity for the three and nine months ended September 30, 2004.

On November 4, 2004, the Enbridge Board of Directors declared quarterly dividends of $0.4575 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on December 1, 2004 to shareholders of record on November 15, 2004.

SELECTED QUARTERLY FINANCIAL INFORMATION1

(millions of Canadian dollars,
except per share amounts)	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue from continuing operations	1,283.4	1,843.9	1,453.2	854.3	1,068.1	1,887.1	1,045.8	657.5
Operating income from continuing operations	168.8	397.7	285.5	102.2	182.7	449.3	157.2	88.7
Margin	0.132	0.216	0.196	0.120	0.171	0.238	0.150	0.135
Earnings applicable to common shareholders
Continuing operations	179.7	248.4	112.4	27.3	90.7	445.4	103.8	34.0
Discontinued operations	—	—	—	—	—	—	—	—

	179.7	248.4	112.4	27.3	90.7	445.4	103.8	34.0
Earnings per common share
Continuing operations	1.07	1.49	0.67	0.16	0.54	2.70	0.63	0.20
Discontinued operations	—	—	—	—	—	—	—	(0.02)

	1.07	1.49	0.67	0.16	0.54	2.70	0.63	0.18
Dividends per common share	0.4575	0.4575	0.4575	0.415	0.415	0.415	0.415	0.38

1 Quarterly Financial Information has been prepared in accordance with Canadian generally accepted accounting principles.

Operating revenue from continuing operations fluctuates primarily due to the seasonality of the Company’s gas distribution business. This business has a September 30 year end, which results in consolidation by the Company on a quarter lag basis. Therefore, peak revenues are recorded in the Company’s second quarter, which represents Enbridge Gas Distribution’s winter months. The positive effect of colder than normal weather contributed to an increase in revenues and earnings during the first quarter of 2004, as well as the second and fourth quarters of 2003.

Significant items which impact the quarterly earnings are as follows:

•	Fourth quarter earnings in 2002 include a further $5.9 million after-tax writedown of the Enbridge Midcoast Energy assets from that recorded in the third quarter of 2002.

•	First quarter earnings in 2003 include a $7.1 million regulatory disallowance in the Company’s gas distribution business.

•	Second quarter earnings in 2003 include a $169.1 million gain on the sale of assets to EIF in June 2003 and a $9.2 million dilution gain on an EEP unit issuance.

•	Fourth quarter earnings in 2003 include an $11.1 million dilution gain on an EEP unit issuance, and a $6.0 million dilution gain related to Noverco. Offsetting the gain is a $26.0 million write-down of a regulatory receivable and a $4.6 million regulatory decision on outsourcing, both in the Company’s gas distribution business.

•	First quarter earnings in 2004 reflect a $47.6 million charge to earnings resulting from an increase in the Ontario tax rate and corresponding revaluation of future income taxes, as well as unbilled revenue of $35.0 million consistent with a change in the estimation process in 2004, both within EGD.

•	Second quarter earnings in 2004 reflect the $9.4 million partial reversal of the $35.0 million of unbilled revenue recorded in the first quarter of 2004 and a dilution gain of $8.0 million related to AltaGas.

•	Third quarter earnings in 2004 include a $97.8 million gain on the sale of the Company’s investment in AltaGas and the remaining reversal of $25.6 million related to unbilled revenue.

OUTSTANDING SHARE DATA

Number of Shares
Common Shares — issued and outstanding (voting equity shares)	172,836,010
Preference Shares, Series A (non-voting equity shares)	5,000,000
Total issued and outstanding stock options (3,256,897 vested)	6,412,968

Outstanding share data information is provided as at October 26, 2004.

The Company has a Shareholder Rights plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

Additional information relating to Enbridge is available on www.sedar.com.

ENBRIDGE INC.
HIGHLIGHTS1

(unaudited; millions of Canadian dollars	Three months ended		Nine months ended
except per share amounts)	September 30,		September 30,
	2004	2003	2004	2003
FINANCIAL
Earnings Applicable to Common Shareholders
Liquids Pipelines	61.6	58.6	167.9	160.5
Gas Pipelines	12.3	11.0	39.2	52.6
Sponsored Investments	19.5	13.5	49.5	205.5
Gas Distribution and Services	86.1	8.7	296.5	217.8
International	16.1	17.9	53.6	52.1
Corporate	(15.9)	(19.0)	(66.2)	(48.6)

	179.7	90.7	540.5	639.9

Cash Provided By Operating Activities
Earnings plus charges not affecting cash	195.4	209.1	817.2	832.2
Changes in operating assets and liabilities	229.8	(60.6)	513.9	(235.3)

	425.2	148.5	1,331.1	596.9

Common Share Dividends	79.0	71.2	236.6	212.6

Earnings per Common Share	1.07	0.54	3.23	3.87

Diluted Earnings per Common Share	1.06	0.53	3.21	3.84

Dividends per Common Share	0.4575	0.415	1.3725	1.245

Weighted Average Common Shares Outstanding (millions)			167.1	165.2

Diluted Weighted Average Common Shares Outstanding (millions)			168.6	166.8

OPERATING
Liquids Pipelines[2]
Deliveries (thousands of barrels per day)	2,110	1,997	2,125	1,967
Barrel miles (billions)	189	177	565	519
Average haul (miles)	975	966	971	966
Gas Distribution and Services[3]
Volumes (billion cubic feet)	76	93	398	412
Number of active customers (thousands)	1,737	1,675	1,737	1,675
Degree day deficiency[4]
Actual	723	801	3,733	4,007
Forecast based on normal weather	714	714	3,521	3,521

1.	Highlights of Gas Distribution and Services reflect the results of Enbridge Gas Distribution and other gas distribution operations on a one quarter lag basis for the three and nine months ended June 30, 2004 and 2003.

2.	Liquids Pipelines operating highlights include the statistics of the 11.6% owned Lakehead System and other wholly-owned liquid pipeline operations.

3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

Enbridge Inc.
Interim Consolidated Financial Statements and Notes
September 30, 2004

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Nine months ended
(unaudited; millions of Canadian dollars;	September 30,		September 30,
except per share amounts)	2004	2003	2004	2003
Revenues
Gas sales	868.9	682.0	3,161.8	2,628.7
Transportation	396.6	329.9	1,258.0	1,209.2
Energy services	17.9	56.2	160.7	163.1

	1,283.4	1,068.1	4,580.5	4,001.0

Expenses
Gas costs	781.9	597.1	2,730.5	2,300.7
Operating and administrative	217.6	180.9	657.4	577.1
Depreciation	115.1	107.4	340.6	334.0

	1,114.6	885.4	3,728.5	3,211.8

Operating Income	168.8	182.7	852.0	789.2
Investment and Other Income	51.7	49.0	223.1	154.5
Gain on Sale of Investment in AltaGas Income Trust Units	121.5	—	121.5	—
Gain on Sale of Assets to Enbridge Income Fund	—	—	—	239.9
Interest Expense	(109.4)	(108.5)	(335.8)	(337.1)

	232.6	123.2	860.8	846.5
Income Taxes	(44.1)	(24.1)	(294.2)	(181.4)

Earnings	188.5	99.1	566.6	665.1
Preferred Security Distributions	(7.0)	(6.7)	(20.9)	(20.1)
Preferred Share Dividends	(1.8)	(1.7)	(5.2)	(5.1)

Earnings Applicable to Common Shareholders	179.7	90.7	540.5	639.9

Earnings Per Common Share	1.07	0.54	3.23	3.87

Diluted Earnings Per Common Share	1.06	0.53	3.21	3.84

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Nine months ended
	September 30,
(unaudited; millions of Canadian dollars)	2004	2003
Retained Earnings at Beginning of Period	1,511.4	1,128.1
Earnings Applicable to Common Shareholders	540.5	639.9
Common Share Dividends	(236.6)	(212.6)

Retained Earnings at End of Period	1,815.3	1,555.4

See accompanying notes to the unaudited consolidated financial statements.

1

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
	September 30,		September 30,
(unaudited; millions of Canadian dollars)	2004	2003	2004	2003
Cash Provided by Operating Activities
Earnings	188.5	99.1	566.6	665.1
Charges/(credits) not affecting cash
Depreciation	115.1	107.4	340.6	334.0
Equity earnings less than/(in excess of) cash distributions	1.5	(9.6)	(53.6)	(42.6)
Gain on assets sold to Enbridge Income Fund	—	—	—	(239.9)
Gain on reduction of ownership interest	(17.3)	—	(29.6)	(19.2)
Gain on sale of investment in AltaGas Income Trust units	(121.5)	—	(121.5)	—
Future income taxes	(7.3)	4.6	74.7	128.1
Other	36.4	7.6	40.0	6.7
Changes in operating assets and liabilities	229.8	(60.6)	513.9	(235.3)

	425.2	148.5	1,331.1	596.9

Investing Activities
Acquisitions	—	(78.3)	(17.4)	(78.3)
Long-term investments	(0.7)	(2.1)	(16.9)	(47.8)
Sale of assets to Enbridge Income Fund	—	—	—	331.2
Additions to property, plant and equipment	(97.4)	(96.3)	(251.6)	(271.9)
Proceeds on redemption of ECT preferred units	—	24.9	—	24.9
Sale of investment in AltaGas Income Trust units	251.4	—	251.4	—
Changes in construction payable	0.9	1.0	(2.2)	(4.3)
Affiliate loan	—	(3.7)	—	430.8

	154.2	(154.5)	(36.7)	384.6

Financing Activities
Net change in short-term borrowings and short-term debt	(434.4)	28.4	(1,017.1)	(437.9)
Long-term debt issues	—	—	300.0	150.0
Long-term debt repayments	—	(100.0)	(250.0)	(325.0)
Non-recourse long-term debt issued by joint ventures	—	—	—	525.6
Non-recourse long-term debt repaid by joint ventures	—	(9.8)	(29.5)	(663.8)
Non-controlling interests	1.6	(1.3)	(0.3)	(3.2)
Common shares issued	7.4	25.5	31.7	54.5
Preferred security distributions	(7.0)	(6.7)	(20.9)	(20.1)
Preferred share dividends	(1.8)	(1.7)	(5.2)	(5.1)
Common share dividends	(79.0)	(71.2)	(236.6)	(212.6)

	(513.2)	(136.8)	(1,227.9)	(937.6)

Increase/(Decrease) in Cash	66.2	(142.8)	66.5	43.9
Cash at Beginning of Period	104.4	227.4	104.1	40.7

Cash at End of Period	170.6	84.6	170.6	84.6

See accompanying notes to the unaudited consolidated financial statements.

2

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
(unaudited; millions of Canadian dollars)	2004	2003
Assets
Current Assets
Cash	170.6	104.1
Accounts receivable and other	994.7	1,138.8
Gas in storage	450.3	809.8

	1,615.6	2,052.7
Property, Plant and Equipment, net	8,435.8	8,530.9
Long-Term Investments	2,234.3	2,390.9
Receivable from Affiliate	176.7	169.8
Deferred Amounts	553.5	486.5
Future Income Taxes	102.6	192.5

	13,118.5	13,823.3

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	5.1	649.6
Accounts payable and other	921.7	894.1
Interest payable	72.8	97.0
Current maturities and short-term debt	599.7	674.9
Current portion of non-recourse long-term debt	29.6	34.2

	1,628.9	2,349.8
Long-Term Debt	4,940.2	5,243.1
Non-Recourse Long-Term Debt	711.5	752.4
Future Income Taxes	820.4	829.0
Non-Controlling Interests	530.6	523.0

	8,631.6	9,697.3

Shareholders’ Equity
Share capital
Preferred securities	531.4	532.4
Preferred shares	125.0	125.0
Common shares	2,269.7	2,238.0
Contributed surplus (Note 2)	4.5	1.9
Retained earnings	1,815.3	1,511.4
Foreign currency translation adjustment	(123.3)	(147.0)
Reciprocal shareholding	(135.7)	(135.7)

	4,486.9	4,126.0

	13,118.5	13,823.3

See accompanying notes to the unaudited consolidated financial statements.

3

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Enbridge Inc. (the Company) have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2003 Annual Report. These interim consolidated financial statements follow the same significant accounting policies and methods of application as those included in the 2003 Annual Report except for new accounting standards requiring adoption on January 1, 2004. On January 1, 2004, the Company adopted the following new accounting standards: Section 3110, Asset Retirement Obligations; Section 1100, Generally Accepted Accounting Principles; and Accounting Guideline 13, Hedging Relationships. The adoption of these items did not have a material impact on the financial statements.

Earnings for interim periods may not be indicative of results for the fiscal year due to weather and other factors. Certain reclassifications have been made to the prior period financial statements to conform to the current year’s presentation.

1. SEGMENTED INFORMATION

Three months ended September 30, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	221.6	66.7	—	988.0	7.1	—	1,283.4
Gas costs	—	—	—	(781.9)	—	—	(781.9)
Operating and administrative	(70.7)	(13.5)	—	(114.6)	(9.8)	(9.0)	(217.6)
Depreciation	(36.0)	(16.5)	—	(61.3)	(0.4)	(0.9)	(115.1)

Operating income/(loss)	114.9	36.7	—	30.2	(3.1)	(9.9)	168.8
Investment and other income	0.7	0.1	36.0	(1.9)	19.6	(2.8)	51.7
Gain on sale of investment	—	—	—	121.5	—	—	121.5
Interest and preferred equity charges	(25.9)	(16.4)	—	(40.6)	—	(35.3)	(118.2)
Income taxes	(28.1)	(8.1)	(16.5)	(23.1)	(0.4)	32.1	(44.1)

Earnings/(loss) applicable to common shareholders	61.6	12.3	19.5	86.1	16.1	(15.9)	179.7

Three months ended September 30, 2003

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	203.6	49.6	—	807.9	7.0	—	1,068.1
Gas costs	—	—	—	(597.1)	—	—	(597.1)
Operating and administrative	(66.1)	(9.4)	—	(94.1)	(9.2)	(2.1)	(180.9)
Depreciation	(35.0)	(11.5)	—	(59.6)	(0.5)	(0.8)	(107.4)

Operating income/(loss)	102.5	28.7	—	57.1	(2.7)	(2.9)	182.7
Investment and other income	(0.1)	2.7	21.9	0.5	20.6	3.4	49.0
Interest and preferred equity charges	(25.6)	(13.2)	—	(39.2)	(0.1)	(38.8)	(116.9)
Income taxes	(18.2)	(7.2)	(8.4)	(9.7)	0.1	19.3	(24.1)

Earnings/(loss) applicable to common shareholders	58.6	11.0	13.5	8.7	17.9	(19.0)	90.7

4

Nine months ended September 30, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	646.5	206.4	—	3,704.4	23.2	—	4,580.5
Gas costs	—	—	—	(2,730.5)	—	—	(2,730.5)
Operating and administrative	(219.9)	(41.9)	—	(347.4)	(28.5)	(19.7)	(657.4)
Depreciation	(107.7)	(50.4)	—	(178.8)	(1.3)	(2.4)	(340.6)

Operating income/(loss)	318.9	114.1	—	447.7	(6.6)	(22.1)	852.0
Investment and other income	1.7	0.5	86.8	57.4	61.9	14.8	223.1
Gain on sale of investment	—	—	—	121.5	—	—	121.5
Interest and preferred equity charges	(76.3)	(50.4)	—	(127.3)	(0.1)	(107.8)	(361.9)
Income taxes	(76.4)	(25.0)	(37.3)	(202.8)	(1.6)	48.9	(294.2)

Earnings/(loss) applicable to common shareholders	167.9	39.2	49.5	296.5	53.6	(66.2)	540.5

Nine months ended September 30, 2003

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	610.0	146.2	—	3,230.5	14.3	—	4,001.0
Gas costs	—	—	—	(2,300.7)	—	—	(2,300.7)
Operating and administrative	(210.5)	(26.7)	—	(309.6)	(17.8)	(12.5)	(577.1)
Depreciation	(111.6)	(39.7)	—	(178.7)	(1.6)	(2.4)	(334.0)

Operating income/(loss)	287.9	79.8	—	441.5	(5.1)	(14.9)	789.2
Investment and other income	1.5	33.7	65.1	35.4	56.3	(37.5)	154.5
Gain on sale of assets	—	—	239.9	—	—	—	239.9
Interest and preferred equity charges	(77.0)	(40.6)	—	(121.1)	(0.5)	(123.1)	(362.3)
Income taxes	(51.9)	(20.3)	(99.5)	(138.0)	1.4	126.9	(181.4)

Earnings/(loss) applicable to common shareholders	160.5	52.6	205.5	217.8	52.1	(48.6)	639.9

2. STOCK-BASED COMPENSATION

During the nine months ended September 30, 2004, the Company implemented a Performance Stock Unit (PSU) plan and granted 32,975 PSUs to the Company’s senior officers. Under the PSU plan, performance stock units are awarded and settled in cash at the end of a three-year period based upon the Company’s stock price at that time and the Company’s total shareholder return over a three-year period relative to a specified peer group of North American companies. On settlement, the number of PSUs is increased to include additional PSUs equal to the number of additional shares that would have been received had the PSUs been treated as shares that enrolled in the Dividend Reinvestment Plan during the three-year period. These compensation costs are accounted for over the three-year period on a mark-to-market basis, whereby, a liability and expense are recorded based upon the number of PSUs outstanding, the current market price of the Company’s stock, and the Company’s performance relative to the specified peer group.

A maximum of 15 million shares are reserved for issuance under the Incentive Stock Option Plan (2002). During the nine months ended September 30, 2004, 0.9 million (2003 — 1.0 million) fixed stock options were issued at a weighted average exercise price of $51.44 (2003 — $41.65). The weighted average grant-date fair value of the fixed stock options granted during the nine months ended September 30,

5

2004 was $7.70 (2003 — $8.46) for each option granted. Outstanding stock options expire over a period no later than February 4, 2014. The Company has applied the fair-value based method of accounting for stock options granted after January 1, 2003. Under this method, earnings include a compensation charge representing the fair value of options granted in 2003 and 2004 amortized over the vesting period, with a corresponding increase to contributed surplus.

If the Company had used the fair-value based method to account for fixed stock options and performance-based options granted in fiscal 2002, earnings and earnings per share would have been as follows.

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars except per share amounts)	2004	2003	2004	2003
Earnings applicable to common shareholders
As reported	179.7	90.7	540.5	639.9
Total stock-based compensation expense[1]	(2.1)	(1.3)	(6.1)	(3.3)
Included as an expense in the statement of earnings[2]	1.1	—	3.1	—

Pro forma earnings	178.7	89.4	537.5	636.6

Earnings per share
As reported	1.07	0.54	3.23	3.87

Pro forma	1.07	0.53	3.22	3.85

1.	Total stock-based compensation expense if the fair-value based method to expense all outstanding stock options had been applied since January 1, 2002.

2.	Stock-based compensation recognized as an expense in the statement of earnings for options granted in 2003 and 2004 as a result of the adoption of the fair-value based method on January 1, 2003.

3.	The Black-Scholes model was used to calculate the fair-value of the fixed stock options. Significant assumptions include a risk-free interest rate of 4.8% (2003 — 5.2%), expected volatility of 15% (2003 — 22%), an expected life of 8 years (2003 — 8 years) and an expected dividend yield of 3.54% (2003 — 3.95%).

6

3. JOINT VENTURE

Alliance Pipeline (U.S.), Aux Sable and Alliance Canada Marketing have been jointly controlled since April 1, 2003. Vector Pipeline (Canada) and Vector Pipeline (U.S.) have been jointly controlled since October 1, 2003. The Company’s proportionate share of earnings, cash flows and financial position related to these entities is summarized below.

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Earnings
Revenue	132.7	120.3	441.4	288.8
Gas costs	(41.7)	(64.4)	(181.3)	(127.9)
Operating and administrative	(31.3)	(18.4)	(86.6)	(51.1)
Depreciation	(19.6)	(11.1)	(53.5)	(41.6)
Interest expense	(16.8)	(13.1)	(51.4)	(41.3)
Investment and other income/(expense)	1.2	0.6	(0.4)	1.7
Income taxes	0.9	0.5	—	0.9

Proportionate share of net earnings	25.4	14.4	68.2	29.5

Cash Flows
Cash provided by operations	40.5	56.5	94.7	78.6
Cash provided by/(used in) investing activities	(2.6)	12.5	(4.3)	10.4
Cash used in financing activities	(18.4)	(29.2)	(84.9)	(181.1)

Proportionate share of increase/(decrease) in cash	19.5	39.8	5.5	(92.1)

	September 30,	December 31,
(millions of Canadian dollars)	2004	2003
Financial Position
Current assets	117.4	118.7
Property, plant and equipment, net	1,490.1	1,562.2
Other long-term assets	186.6	102.9
Current liabilities	(156.9)	(122.6)
Long-term debt	(711.5)	(752.4)
Other long-term liabilities	(16.1)	(17.8)

Proportionate share of net assets	909.6	891.0

Included in the Company’s proportionate share of current assets from joint ventures is $25.8 million held in trust, pursuant to finance agreements of the joint venture. Under these finance agreements, funds received from shippers, in settlement of transportation rates, as well as interest earned on trust account balances, are segregated in trust accounts and first applied to meet debt service and operating requirements. Amounts in excess of these requirements are transferred to a non-trust account for distributions on a quarterly basis.

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4. SALE OF ALTAGAS INCOME TRUST UNITS

During the third quarter of 2004, Enbridge disposed of 18,197,500 trust units in AltaGas Income Trust (AltaGas), leaving no residual interest in AltaGas. Net of underwriting fees, total cash proceeds from the disposition were $346.7 million, resulting in an after-tax gain of $97.8 million. On October 4, 2004, the Company received the final cash payment of $95.3 million. Enbridge’s net book value in AltaGas at December 31, 2003 was $210.7 million and was classified as a long-term investment.

5. POST- EMPLOYMENT BENEFITS

Pension Plans

The Company has three pension plans which provide either defined benefit or defined contribution pension benefits or both for employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide non-contributory defined pension benefits and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides either non-contributory defined benefit pension benefits or contributory defined contribution pension benefits to U.S. employees of Enbridge. The Company also provides post-employment benefits other than pensions (OPEB) for qualifying retired employees. Costs recognized in the period are presented below.

Net Pension Plan and OPEB Costs Recognized

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Benefits earned during the year	7.3	7.3	22.0	21.3
Interest cost on projected benefit obligations	14.7	14.2	44.2	42.9
Expected return on plan assets	(17.7)	(16.3)	(53.2)	(49.0)
Amortization and deferral of unrecognized amounts	3.0	3.7	10.6	11.2
Amount charged to Enbridge Energy Partners L.P.	(1.4)	(2.5)	(5.9)	(7.8)
Amount charged to Enbridge Income Fund	(0.2)	(0.2)	(0.6)	(0.2)

Pension and OPEB costs recognized	5.7	6.2	17.1	18.4

The above table reflects the pension and OPEB cost for all of the Company’s benefit plans on an accrual basis. However, in accordance with its ability to recover employee benefit costs on a pay-as-you-go basis for the regulated operations of Gas Distribution and Services, the Company records the cost of such benefits on a cash basis. Using the cash basis for the Gas Distribution and Services plans and the accrual method for other plans, the Company’s pension cost and OPEB costs for the nine month period ended September 30, 2004 are $12.1 million (2003 — $12.2 million) and $4.6 million and $5.1 million for the three month ended September 30, 2004 and 2003, respectively.

6. CONTINGENCIES

Class Action Lawsuit — late payment penalties

On April 22, 2004, the Supreme Court of Canada released its decision in a case commenced against Enbridge Gas Distribution (EGD) by a customer with respect to late payment penalties. The Supreme Court of Canada determined that EGD would be required to repay a portion of amounts paid to it as late payment penalties from April 1994. The total amount of late payment penalties billed between April 1994 and February 2002 (when EGD’s late payment penalty was revised), was approximately $74 million of which a portion may be eligible for repayment. The amount payable is not determinable at this time. The Supreme Court has directed that a lower court determine the amount payable. A case conference was held before a judge of the Ontario Supreme Court in mid August 2004 to discuss the remaining outstanding issues following the Supreme Court’s decision, including the timing of a motion seeking certification of the action as a class proceeding. It is likely that the action will be certified as a class

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proceeding during the fall of 2004. Further court proceedings to determine the amount payable and other related issues are likely to be held in 2005.

Late payment penalty revenues are included in EGD’s estimate of revenues for the year and therefore offset rates charged to customers. Revenues from late payment penalties accrue to the benefit of all customers, thereby reducing the cost of providing distribution services. These estimates and the resulting rates were approved by the Ontario Energy Board (OEB) each year. EGD intends to apply to the OEB for recovery of any amount payable that results from this action.

Bloor Street Incident

EGD has been charged under both the Ontario Technical Standards and Safety Act (the TSSA) and the Ontario Occupational Health and Safety Act (the OHSA) in connection with an explosion that occurred on Bloor Street West in Toronto on April 23, 2003. The maximum possible fine upon conviction on all charges would be approximately $5 million in the aggregate. EGD has also been named as a defendant in a number of civil actions related to the explosion. A Coroner’s Inquest in connection with the explosion is also possible. The courts have not yet dealt with any of the charges laid under the TSSA or the OHSA, and thus it is not possible at this time to predict or comment upon the potential outcome. EGD does not expect the civil actions to result in any material financial impact.

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